U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Chavkin                         Arnold                  L.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

R&B Falcon Corporation ("FLC")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

January 2001
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5.   If Amendment, Date of Original (Month/Year)

February 8, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                       Former Director
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           1/31/01        J                667,064     D              -0-            I       (FN 1)
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Senior Cumulative
Redeemable Preferred Stock             12/1/00        U                25,935      D              -0-            I       (FN 2)
                                                                       (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)




FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number    ship
                                                                                                        of        Form
               2.                                                                                       Deriv-    of
               Conver-                      5.                               7.                         ative     Deriv-   11.
               sion                         Number of                        Title and Amount           Secur-    ative    Nature
               or                           Derivative     6.                 of Underlying     8.      ities     Secur-   of
               Exer-             4.         Securities     Date               Securities       Price    Bene-     ity:     In-
               cise     3.       Trans-     Acquired (A)   Exercisable and    (Instr. 3 and 4) of       ficially  Direct   direct
               Price    Trans-   action     or Disposed    Expiration Date    ---------------- Deriv-   Owned     (D) or   Bene-
1.             of       action   Code       of(D)          (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of       Deriv-   Date     (Instr.    (Instr. 3,     ----------------            or      Secur-   of        direct   Owner-
Derivative     ative    (Month/  8)         4 and 5)       Date     Expira-            Number  ity      Month     (I)      ship
Security       Secur-   Day/     ------     ------------   Exer-    tion               of      (Instr.  Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)       cisable  Date      Title    Shares  5)       4)        4)       4)
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
                                                                               Common
Warrants        $9.50   1/31/01   J               875,000    Immed    5/1/09   Stock     875,000  159.95  0        I       (FN 2)
                                  (FN 3)
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Director                                                                       Common
Stock Options   $6.25   1/31/01   J               17,700     5/25/95  2/7/05   Stock      17,700  N/A     0        D
                                  (FN 3)
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Director                                                                       Common
Stock Options   $7.031  1/31/01   J                43,000    (FN 4)   4/7/09   Stock      43,000  N/A     0        D
                                  (FN 3)
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Director
Stock Options
(right to                                                                      Common
purchase)      $10.062  1/31/01   J               17,000    (FN 5)  5/19/09    Stock      17,000  N/A     0        D
                                  (FN 3)
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Options (right
to purchase)                                                                   Common
(FN 6)         $12.656  1/31/01   J                5,500    7/28/2000 1/28/10  Stock       5,500  N/A      0       D
                                  (FN 3)
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

Explanation of Responses:

(1) These shares, which include shares awarded to the reporting person as director's compensation, were owned by Chemical Investments, Inc. ("CII"). A portion of the amount shown was deemed attributable to the reporting person because the reporting person was a general partner of the predecessor to JPMP Master Fund Manager, L.P. ("MF Manager"), the investment manager of CII. Transocean Sedco Forex Inc. acquired the Issuer on January 31, 2001. In connection therewith, each holder of the common stock of the Issuer received one half share of the ordinary shares of Transocean Sedco Forex for every share of the common stock of the Issuer owned by the shareholder. Each warrant and option of the Issuer became exercisable for .5 of the ordinary shares of Transocean Sedco Forex at one-half the exercise price shown in column 2 of Table II. The reporting person disclaims any pecuniary interest in the shares owned by CII or in the proceeds therefrom.

(2) The amounts shown represent the beneficial ownership of the Issuer's preferred stock by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), as successor, by merger, to Chase Equity Associates, L.P. The shares of preferred stock shown, plus additional preferred shares issued as a payable-in-kind dividend, were redeemed by the Issuer in December 2000 for approximately $1,300 per share. MF Manager is the general partner of JPM BHCA. The actual pro rata portion of JPM BHCA"s beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within MF Manager and JPM BHCA. The reporting person disclaims beneficial ownership of the securities owned by JPM BHCA and the proceeds therefrom to the extent it exceeds such person's pecuniary interest in MF Manager.

(3)  See last two sentences of footnote 1 above.

(4) One-third of the options vested on October 7, 1999; an additional one-third vested on April 7, 2000 and the remaining one-third vested shortly prior to the acquisition referred to in footnote 1 above.

(5) One-third of the options vested on November 19, 1999; an additional one-third vested on May 19, 2000 and the remaining one-third vested shortly prior to the acquisition referred to in footnote 1 above.

(6) Award of stock options pursuant to the Company's 1999 Director Stock Option Plan, which was approved by the Company's stockholders at the Annual Meeting of Stockholders on May 19, 1999. The reporting person was obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, CII.



/s/  Arnold L. Chavkin                                         03/12/01
---------------------------------------------            -----------------------
   Arnold L. Chavkin                                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.